The Bank of Nova Scotia Scotia Plaza 40 King Street West Box 4085, Station “A” Toronto, Ontario Canada M5W 2X6

March 4, 2009

Canwest Media Inc.
201 Portage Avenue
CanWest Global Place
31st Floor
Winnipeg, Manitoba
R3B 3L7

Attention:	John Maguire, Chief Financial Officer

Re:    Lending Arrangements

We refer to the waiver letter dated February 27, 2009 (the “Waiver”) from The Bank of Nova Scotia as Administrative Agent on behalf of the Lenders (the “Administrative Agent”) in respect of the Credit Agreement dated as of 13 October 2005 between Canwest Media Inc. as Borrower (the “Borrower”), the Guarantors party thereto from time to time as Guarantors (collectively, the “Guarantors”), the Lenders party thereto from time to time as Lenders (collectively, the “Lenders”) and the Administrative Agent, as amended from time to time to the date hereof (the “Credit Agreement”). All capitalized terms not defined herein shall have the meaning given to them in the Credit Agreement.

This is to confirm that the Borrower, the Guarantors and the Administrative Agent on behalf of the Lenders (acting with the prior consent of the Required Lenders) have agreed as follows:

(a)	Paragraph (d) of the Waiver is hereby deleted and replaced with the following provision:

“(d)
The Borrower has committed that (i) during the period up to and including March 11, 2009 the Borrower shall use its commercially reasonable efforts to terminate all existing Swap Transactions to which the Borrower is a party with any given counterparty where the Borrower is on a net basis “in the money” under all open trades with such counterparty, and (ii) the Borrower shall irrevocably direct the counterparties to any Swap Transactions that are so terminated to pay to the Administrative Agent on behalf of the Lenders any net amounts otherwise payable to the Borrower by any counterparty on account of or in connection with such terminations, which net amounts shall (x) be applied to repay any Loans outstanding under the Credit, and (y) temporarily reduce the availability under the Credit by such amounts, except that notwithstanding the forgoing temporary reduction, the Swingline Availability under the Credit Agreement will continue to be equal to the difference between Cdn. $20,000,000 or the Equivalent Amount in US Dollars less the amount of outstanding Advances under the Swingline Availability. The availability shall remain reduced unless and until otherwise agreed by the Administrative Agent with the consent of the Majority Lenders. To the extent that the net amounts received by the Agent in accordance with this  paragraph exceed the Loans outstanding under the Credit, such excess shall be held by the Agent in a special deposit account to be held pursuant to a deposit account agreement to be in form and substance satisfactory to the Agent on behalf of the Lenders and to be released to the Borrower only with the consent of the Majority Lenders. “Majority Lenders” means a Lender or Lenders holding, in the aggregate, a minimum of 66 2/3% of the  amount of the Commitments (or the outstanding Advances if the Commitments have terminated including after the occurrence of any Default), excluding in all cases Commitments or Advances held by any Global Group Entity or any Affiliate or Related Party of any Global Group Entity.”

(b)
The Borrower acknowledges and agrees that it shall not and shall not permit any Guarantor to enter into any Swap Transaction without the prior written consent of the Majority Lenders if the obligations assumed by the Borrower or any Guarantor under such Swap Transaction would rank senior to or pari passu with the Obligations, the Other Secured Obligations or the Guarantor Obligations, provided that the Borrower may without the consent of the Majority Lenders enter into such Swap Transactions as are necessary to hedge or lock in the Borrower’s existing out of the money exposure to any counterparty to an existing Swap Transaction, which new Swap Transactions will rank pari passu with the Obligations, the Other Secured Obligations and the Guarantor Obligations.

(c)
The Borrower acknowledges and agrees that the Lenders that have consented to the terms of this letter have agreed amongst themselves that they will not amend the definition of Majority Lenders set out above without obtaining the prior written consent of the Majority Lenders as such term is defined above.

(d)
The Administrative Agent hereby waives on behalf of the Lenders (acting with the prior consent of the Required Lenders) the requirement set out in Subsection 7.4(3)(b) of the Credit Agreement that the Borrower fix and maintain at least 50% of its interest exposure and 75% of the principal amount of its foreign-denominated debt exposure.

The Borrower and Guarantors acknowledge and agree that the Waiver and the Credit Agreement have not been amended or modified except as contemplated herein, and the Waiver, the Credit Agreement and the other Loan Documents remain in full force and effect and  continue to be enforceable against the Borrower and each of the Guarantors.

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The obligations of the Borrower and the Administrative Agent on behalf of the Lenders are subject to the condition precedent that a fully executed copy of this letter signed by the Borrower and all of the Guarantors (other than the Guarantors listed on Schedule “A” hereto) shall be provided to the Administrative Agent by not later than 5:00 p.m. (Toronto Time) on March 4, 2009. The Borrower agrees that it shall cause the Guarantors listed on Schedule “A” to deliver a fully executed copy to the Administrative Agent by not later than 5:00 p.m. (Toronto Time) on March 6, 2009, failing which an immediate Event of Default will occur without any requirement for further action on the part of the Administrative Agent or the Lenders.

Yours truly,

THE BANK OF NOVA SCOTIA, as Administrative Agent on behalf of the Lenders
Per:	/s/ Rob King
Name: Rob King
Title: Managing Director
Per:	/s/ Bradley Walker
Name: Bradley Walker
Title: Associate Director

[Additional Signature Pages Follow]

SCHEDULE “A”

GUARANTORS

National Post Holdings Ltd.

3919056 Canada Ltd.

MBS Productions Inc.

Yellow Card Productions Inc.

The National Post Company/La Publication National Post
National Post Holdings Ltd. as the general partner on behalf of The National Post Company/ La Publication National Post

Canwest Media Inc. as the general partner on behalf of The National Post Company/La Publication National Post

Canwest International Communications Inc.

Canwest Irish Holdings (Barbados) Inc.

Canwest International Management Inc.

Canwest International Distribution Limited

Canwest Mediaworks Ireland Holdings

Canwest Ireland Nominee Limited

CGS Debenture Holding (Netherlands) B.V.

CGS International Holdings (Netherlands) B.V.

CGS Shareholding (Netherlands) B.V.

CGS NZ Radio Shareholding (Netherlands) B.V.

Canwest Mediaworks Turkish Holdings (Netherlands) B.V.